1-31-02

Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of JANUARY 2002

THE "SHELL" TRANSPORT AND TRADING COMPANY, PUBLIC LIMITED COMPANY

(translation of registrant's name into English)

Shell Centre, London SE1

(address of principal executive offices)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised.

THE "SHELL" TRANSPORT AND TRADING COMPANY, PUBLIC LIMITED COMPANY

(Registrant)

By ____________________

(Assistant Company Secretary)

Date 6th February 2002

K:\L S S L\Other\Form 6-K\6K Signatures.doc

FOR IMMEDIATE USE: 3 JANUARY 2002

Issued in Houston on 2 January 2002

SHELL COMPLETES PURCHASE OF SUNOCO PUERTO RICO REFINERY

Shell Chemical Yabucoa, Inc announced today that it completed the purchase of the Yabucoa, Puerto Rico refinery from Puerto Rico Sun Oil Company, LLC., on December 31, 2001. Financial terms of the transaction were not disclosed.

The plant had been in shutdown mode since May 2001. The companies have been engaged in the process of restarting the plant, in a production configuration consistent with Shell Chemical Yabucoa, Inc.'s plans.

The 77,000-barrels a day refinery, which employs over 150 people, is located on 197 acres on the southeast coast of Puerto Rico. It began operations in 1971 and was primarily used to make lube oils. Shell Chemical Yabucoa. Inc. will operate the facility so it can produce feedstock, which will be shipped by tanker to Shell's Deer Park, TX. and Norco, LA. chemical plants. The facility will also produce gasoline, diesel, jet fuel and residual fuels, which will primarily be used in Puerto Rico.

"We are pleased to have completed this purchase. This acquisition by Shell Chemical Yabucoa, Inc. fits very well with our existing operations in the US and it allows us to grow the value of our business," said Bill Colquhuon, Shell Chemicals' vice president of Lower Olefins.

Shell Chemical Yabucoa, Inc. is a subsidiary of the Royal Dutch/Shell Group of Companies.

Ends

ENQUIRIES:

Shell International Media Relations **Kate Hill** **+44 (0) 20 7934 2914**

Notes to Editors

The expression 'Shell Chemicals' refers to the companies of the Royal Dutch/Shell Group which are engaged in chemical businesses. Each of the companies which make up the Royal Dutch/Shell Group of companies is an independent entity and has its own separate identity.

FOR IMMEDIATE USE: 23 JANUARY 2002

SHELL TO ACQUIRE PARTNERS' STAKES IN SOLAR ENERGY JOINT VENTURE

Shell Renewables (Shell), Siemens AG (Siemens) and E.ON Energie AG (E.ON) announced today that Shell intends to acquire all the shares held by Siemens and E.ON in their solar photovoltaic (PV) joint venture company, Siemens und Shell Solar GmbH. The combined business, to be 100% owned by Shell, will be known as Shell Solar with full corporate integration taking place over the next six months. The deal is subject to relevant regulatory approvals.

Shell's Philippe de Renzy-Martin, who will be Executive Vice President of the new company, said: "This is good news for our customers, our staff and partners, and for the whole solar industry. Our integrated company will have the people, the reach and the resources to build a sustainable, commercially successful solar PV business around the world."

The integration of the Shell and Siemens solar PV businesses brings together world-class operations in both research & development and manufacturing and will employ around 1100 people. "Solar PV is one of the fastest-growing of all the technologies in a rapidly developing part of the global energy market," said Mr de Renzy-Martin. "Shell has a strategic commitment to making renewable energy a commercial reality, and this move is a key step in building a strong, global solar business."

At present, shareholdings in the joint venture are: Siemens AG 34%, E.ON Energie AG 33% and Shell 33%. The new entity will have a 15% share of the global PV market.

The deal reaffirms the Royal Dutch/Shell Group's commitment to new energies - solar, wind, hydrogen and geothermal. The Group announced last year that it would invest US$0.5 billion to US$1 billion over the next five years, subject to ongoing economic review, to continue developing these businesses, concentrating primarily on solar and wind energy.

Ends

A selection of solar photographs is available.

ENQUIRIES:

Shell International Media Relations **Cerris Tavinor** **+44 (0) 20 7934 3045**

FOR IMMEDIATE USE: 24 JANUARY 2002

SHELL LAUNCHES SECOND MAJOR INVESTMENT IN US WIND POWER MARKET

Shell Renewables' US wind energy operation, Shell WindEnergy Inc., announced today that it has purchased and commenced commercial operation of Llano Estacado Wind Ranch at White Deer, an 80 megawatt (MW) wind power facility near Amarillo, Texas. The project was developed by Cielo Wind Power, LLC of Austin, Texas, and will operate under a 15-year power purchase agreement with Southwestern Public Service Company, an Xcel Energy operating company.

Each year, Llano Estacado is estimated to produce enough power to meet the energy needs of approximately 30,000 households. The project is connected at the site to an Xcel Energy 115-kV transmission line.

"We are delighted to have moved so quickly in making a second major investment in the US wind power market," said David Jones, Director of Shell WindEnergy Inc. "Wind energy is not only the fastest growing area of power generation world-wide but it is also one of the cleanest sources of energy. We intend to explore additional opportunities in this important and growing area and will remain focused on the many attractive options the US market presents for expanding Shell's wind energy portfolio."

"Cielo Wind Power is proud of the performance of the project's construction team to complete site work in three months despite severe weather conditions in the Panhandle," said Walter Hornaday, President of Cielo Wind Power, LLC. "We had great local support from the City of White Deer officials, Carson County officials and the local farmers," acknowledged Hornaday.

"We are pleased to purchase wind energy because generation of electricity from wind conserves natural resources— water, and fossil fuels such as natural gas and coal," said Gary L. Gibson, Xcel Energy state Vice President, Texas, New Mexico, Oklahoma and Kansas. "The water savings are particularly important in this region. This purchase will allow Xcel Energy to avoid using about 160 million gallons of water annually."

Shell WindEnergy entered the US market in November 2001 with the launch of Rock River I, a 50 MW wind power facility near Foote Creek Rim, Wyoming. Overall, more than 1,000 MW of wind energy projects are currently being progressed by Shell in the US and Europe. Shell's interest in wind power generation spans the value chain from development and construction to ownership and operation.

Ends

FOR IMMEDIATE USE: 24 JANUARY 2002

SHELL ANNOUNCES GROUP 'GLOBAL STANDARD' ON DIVERSITY AND INCLUSIVENESS

The Royal Dutch/Shell Group of Companies ("Shell") today announced a new Diversity and Inclusiveness standard which will be uniformly applied throughout its businesses.

This will mean that all parts of Shell will be expected to report on diversity and inclusiveness through an annual assurance process. Furthermore Shell companies around the world will have to ensure implementation in their respective geographical areas.

Shell believes that adopting Group standards on diversity and inclusiveness will help make it an organisation that attracts the best and brightest men and women of whatever ethnic or social background. It is also Shell's belief that adopting this standard will help to build a sharper, more competitive business which understands markets better and forms sounder relationships with partners and suppliers.

"In August 2000 we developed the Group Diversity Framework to offer our businesses and people high-level guidance on how to manage diversity activities," said Leslie Mays, Head of Diversity for the Group.

"Since that time we have looked at ways of cementing this framework into the Shell culture. We are firmly committed to make diversity and inclusiveness a cornerstone of how we do business. I believe the implementation of this standard will make us a more attractive company to work for, through providing a fair and equitable work environment. Our Senior Business leaders support its implementation and believe it will add value. "

Shell has identified a variety of success indicators to measure progress which includes building a stronger talent pipeline for nationals in countries that Shell operates in, and increasing the representation of women at senior levels. More specifically, Shell aims to achieve the capability to provide at least 100% national cover of all country chair positions by nationals by 2003, and 20% women in senior executive positions by 2008.

Ends

ENQUIRIES:

Shell International Media Relations **Justin Everard** **+44 (0) 20 7934 3277**